Morgan, Lewis & Bockius llp 3000 El Camino Real, Suite 700 Palo Alto, California 94306 Tel. 650.843-4000 Fax: 650.843-4001 www.morganlewis.com
Thomas W. Kellerman
650-843-7550
tkellerman@morganlewis.com
December 14, 2005
Via EDGAR Transmission and Facsimile
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Kevin W. Vaughn

Re:	Penson Worldwide, Inc. Registration Statement on Form S-1 Filed August 10, 2005 File No. 333-127385
Dear Mr. Vaughn:
     We are writing on behalf of Penson Worldwide, Inc. (the “Company”), in response to selected comments contained in the letter of comments from the Staff of the Securities and Exchange Commission to the Company dated November 4, 2005 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1, File No. 333-127385 (the “Registration Statement”). Specifically, this letter responds to comments 10 and 11 regarding the Discontinued Operations accounting treatment. Also included is a response to comment 4, which provides background information relevant to this analysis. The numbered paragraphs below restate the numbered paragraphs in the Comment Letter in italics, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment.
Split off transaction, page 31
4.	You state that you will reorganize certain non-core business operations of Penson (the SAMCO Division) into a newly formed holding company with existing stockholders of Penson being given the opportunity to exchange an aggregate of 2.5 million shares of Penson common stock for the shares of common stock of SAMCO Holdings. Please provide an analysis how this transaction complies with the securities laws, including the applicability of Staff Legal Bulletin No. 4.

Penson carefully considered the federal securities law compliance aspects of the proposed SAMCO split-off, including the potential applicability of Staff Legal Bulletin No. 4, in determining the appropriate structure. The company has determined that the split-off transaction will not require registration under the Securities Act of 1933 (the “Securities Act”) due to the facts and circumstances surrounding the transactions.
All of the businesses that will comprise SAMCO Holdings have been wholly-owned by Penson for over two years. The opportunity to participate in the split-off transaction was expressly only made available to existing stockholders of Penson prior to the completions of its IPO. As a result, the split off will be conducted by a privately-held company and the split-off entity will be privately—held with no need to register a class of securities under the Securities Exchange Act of 1934 (the “Exchange Act”). An extensive information memorandum was provided to the Penson Stockholders, including financial statement s of both companies and detailed descriptions of their businesses. The SAMCO Holdings shares to be distributed in the split-off will constitute restricted stock for purposed of the Securities Act and will be legended as such. The Penson stockholders have been informed of this fact.
A total of 42 Penson stockholders have indicated an interest in participating in the split-off. Of these, based on information available to it, Penson believes that at least 30 are accredited investors under Regulation D. Most of the 42 proposed stockholders of SAMCO have a pre-existing relationship as an officer, director or employee of SAMCO, or as an affiliate of such a person. These stockholders will constitute 100% of the stockholders of SAMCO at the date of the split-off. SAMCO has no present intention to conduct a public offering of its securities or otherwise register any class of its securities under the Exchange Act. Accordingly, an investment in SAMCO is likely to be illiquid for the foreseeable future. In addition, participation in the slit-off is conditioned upon signing a Stockholders Agreement that will further limit the transferability of the SAMCO shares.
In considering the applicability of Staff Legal Bulletin No. 4, while several of the factors are met the Staff Legal Bulletin is not wholly applicable to the SAMCO split-off transaction. This Legal Bulletin principally addresses spin-offs from publicly—traded entities, which is different from the Penson situation. Specifically reviewing the five factors set forth in Staff Legal Bulletin No. 4:
1.	The parent stockholders will provide consideration for the SAMCO shares, if they participate in the transaction, by virtue of reducing their ownership position in Penson. It is the Company’s intention to account for the split-off transaction as a “sale”.

2.	The distribution of the SAMCO shares will be structured as “split-off” rather than a spin-off. As a result, many Penson stockholders will not participate in the transaction and may others will participate in levels above or below their pro rata share based on their holdings of Penson Stock.

3.	Penson has provided a detailed information statement to its stockholders regarding the proposed split-off and has discussed the transaction at its annual stockholders meeting.

4.	There is an independent business reason to conduct the split-off. Penson has determined that the split-off is in the best interests of the Company, in light of its proposed IPO. Penson has been advised by its investment bankers that the likely success of the proposed public offering will be enhanced by focusing the Company’s business solely on its core business. The Company’s Board of Directors has determined that from an after its IPO, it would be in the best interest of the stockholders to conduct the SAMCO business through an independent privately-held company.

5.	The SAMCO shares to be split-off will constitute restricted securities and the participating stockholders will receive legended securities, subject to a new holding period under Rule 144. The SAMCO businesses to be included in the split-off company have all been owned and operated by Penson for more than two years.
Given the limited class of offerees, the nature of the participants, the level of information provided and the restricted status of the shares to be received, the Company believes that the split-off transaction will qualify as an exempt private placement under Section 4(2) of the Securities Act.
Note 2: Discontinued Operations, page F-11
10.	Your response to comment 16 indicates that you do not believe paragraph 27 of SFAS 144 applies to your situation. However, based on the language of the last sentence of paragraph 27, if a long-lived asset distributed to owners in a spin-off along with other assets and liabilities as a disposal group meet the criteria of a “component of an entity”, then paragraphs 41-44 shall apply to the disposal group at the date it is disposed of. Your use of discontinued operations accounting seems to confirm that you believe the assets and liabilities that make up SAMCO and that are being distributed to your shareholders in a spin-off meet the definition of a “component of an entity” and “disposal group” as those terms are used in SFAS 144. The fact that the spin-off may or may not be on a pro-rata basis does not appear to change the result that paragraph 27 prescribes. Please revise your financial statements accordingly.
Penson continues to maintain that paragraph 27 of SFAS 144 does not apply to its situation regarding the Discontinued Operations treatment of the SAMCO entities. The entire paragraph relates only to “Long-Lived Assets to Be Disposed of Other Than by Sale”, which is the heading of the entire paragraph. Penson believes that its plans for disposal through a split-off is, in fact, a sale. Our independent auditors, including their

National SEC office and their National Accounting Office, have reviewed the facts and circumstances surrounding the proposed SAMCO split-off and the structure of the proposed transaction. Based on this review, they agree that the proposed non-pro-rata split-off of SAMCO would properly be accounted for as a sale and would therefore be eligible for discontinued operations treatment in advance of the consummation, so long as it continues to meet the other criteria in SFAS 144.
Accordingly, the entire paragraph 27 should not apply. Penson’s situation is fundamentally different from a spin-off, an abandonment, or an exchange for a similar productive long-lived asset as contemplated by paragraph 27. The future owners of SAMCO must pay for each and every share of SAMCO that they acquire. While the payment is not in cash, it is instead made in shares of Penson common stock, which will have a clear market value on the date of the IPO when the exchange occurs. A Penson shareholder who chooses to participate in future ownership of SAMCO will have his or her future interest in Penson reduced by an amount equal in value to the SAMCO interest acquired. Those shareholders who do not choose to participate, will not suffer any such reduction, and will, in fact, benefit from the reduced number of Penson shares outstanding. For the Staff to simply characterize the split-off as a spin-off that may or may not be on a pro-rata basis is not a fair characterization. The details of the actual choices made by existing Penson shareholders are set forth above in our answer to Comment Number 4. These choices reflect that approximately 40% of existing shareholders will choose to reduce their future interests in Penson by virtue of their participation in the SAMCO split-off. Among the participating shareholders, more than half are not participating at their pro-rata share. The non-participating shareholders, who constitute almost 60% of the Penson shareholders, will see their future interests in Penson increased by virtue of their non-participation in the SAMCO split-off. These differences are significant and very real to the shareholders involved. In Summary, paragraph 27 does not apply since Penson is disposing of SAMCO in a sale.
11.	We note your response to our prior comment 17 and your revisions to the intended management of SAMCO. However, please tell us how you have determined the continued involvement of certain Penson owners and directors in SAMCO subsequent to the spin off does not constitute significant continued involvement as discussed in paragraph 11(a) of EITF 03-13. In your response, specifically address the following disclosure on page 89, ”...following the split-off there will be substantial common ownership between Penson and SAMCO Holdings. Messrs. Engemoen, Pendergraft, Son, Gray and Gross, directors of Penson, have indicated that they intend to participate in the exchange offer, and as a result, they will control a significant portion of SAMCO Holdings following the split off. Mr. Engemoen will serve as our Chairman and as the Chairman of SAMCO Holdings...”
Penson has continued to study this literature and to consider its possible application to the proposed split-off of SAMCO being treated as Discontinued Operations. The Company has consulted with its Public Accountants both locally and in their National Office. The Company continues to believe that the proposed split-off of SAMCO will not violate the provisions of EITF 03-13, including paragraph 11(a) to which the Staff makes specific reference.

The Company believes that Paragraph 11 of EITF 03-13 is intended to be applied at the entity level and relates only to whether Penson, the entity, has “significant continuing involvement” in SAMCO, the disposed component. Paragraph 11 (a) specifically relates to whether Penson, the “ongoing entity” retains an equity interest in the disposed component sufficient to “exert significant influence over the disposed component’s (SAMCO’s) operating and financial policies.” After the completion of the split-off, Penson, the entity, will retain no equity interest whatsoever in SAMCO. Penson will own no common stock of SAMCO, no preferred stock, nor will it have any call option or any option of any form on any type of equity in SAMCO. This paragraph appears to be quite straightforward to evaluate at the entity level — there will simply be no ownership interest of any type by Penson in SAMCO after the split-off.
The Staff’s question asks for an explanation of a disclosure on page 89 that appears to go well beyond the boundaries of paragraph 11(a) because that disclosure relates only to equity ownership by or Board positions of individuals who are common shareholders of both entities, and not to equity ownership in SAMCO by Penson at the entity level, which is the subject of paragraph 11(a). In order for the disclosures noted to be applicable to paragraph 11(a), the Staff would need to determine that the equity ownership of individual shareholders should be projected on the entities involved. This is particularly difficult in the case at hand because the concern of paragraph 11 (a) goes to “significant continuing involvement” by Penson in the “operating and financial policies” of SAMCO. The individuals named in the disclosure will have an equity interest in SAMCO, but it is not appropriate to project that interest to Penson, the entity. For example, an equity interest in SAMCO would enjoy participation in SAMCO profits. There is no reason for the individual owners of SAMCO stock to share their SAMCO profits with Penson, the entity. Once the split-off has occurred, Penson will be a publicly-held entity. Since Penson has no equity ownership at all in SAMCO (much less an equity ownership interest so large as to allow Penson to exert “significant influence” over SAMCO), then Penson has no opportunity to benefit if it were to help SAMCO by somehow influencing SAMCO’s “operating and financial policies.” The individuals named in the disclosure are not one and the same as Penson the entity. Their current ownership in Penson will be diluted significantly by the shares issued in the IPO, and by the fact that they will be reducing their current holdings in Penson in order to acquire their future interests in SAMCO. After the IPO, the individuals named in the disclosure will not have a majority of the seats on the Penson Board. To project share ownership by individuals or Board seats of individuals as being the equivalent of Penson the entity, is simply not appropriate in this case. As the Company has previously informed you, SAMCO intends to have a Board that has a majority of members who are not associated with Penson. SAMCO is also subject to close regulation by the NASD and it has represented to the NASD that Penson will not have any type of control over it. The Company continues to be comfortable that the proposed split-off of SAMCO will comply with all elements of EITF 03-13 in order to permit Discontinued Operations treatment.

Please contact the undersigned at 650.843.7550 with any questions regarding the foregoing.

Very truly yours, Morgan, Lewis & Bockius LLP
By:	/s/ THOMAS W. KELLERMAN
	Name:	Thomas W. Kellerman

cc:	Todd K. Schiffman Margaret Fitzgerald Timothy A. Geishecker Andrew B. Koslow, Esq. David R. Henkel